 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 12)*

ITEX CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

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(Title of Class of Securities)

465647204

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(CUSIP Number)

David Polonitza

54B Sandra Circle, Apt B-1

Westfield, NJ 07090

 (502) 460-3141

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

May 2, 2012

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         4.33%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Wayne P. Jones

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,645

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,645

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,645

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         2.41%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,402

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,402

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,402

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.28%

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14.      Type of Reporting Person               IN

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AMENDMENT NO. 12 TO SCHEDULE 13D

The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned.  Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of March 2, 2012, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	128640	128640	0	4.33%
Kirk Anderson	71645	71645	0	2.41%
Richard and Greta Polonitza	8402	8402	0	0.28%
Total	208,687	208,687	0	7.03%

*Based on 2,968,108 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form DEFA14A filed with the Securities and Exchange Commission on April 26, 2012, for the quarter ended April 26, 2012.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

As of the close of business on May 2, 2012, the Reporting Persons collectively owned an aggregate of 208,687 Shares, constituting approximately 7.03% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
None

 (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

 (e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2012

By: /s/ David Polonitza

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Name:   David Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Wayne P. Jones